SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  May 30, 2003

(Unaudited)

Interim Consolidated Financial Statements

At March 31, 2003

RoboGroup T.E.K. Limited

RoboGroup T.E.K. Limited

Directors’ Report
for the Three Month Period ended March 31, 2003

We are pleased to present the Directors’ Report on the financial condition of our company for the three-month period ended March 31, 2003.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited (“RoboGroup”) and its subsidiaries will be referred to in this Directors’ Report as the “Company.”

The Company operates through three business sectors. The first sector focuses on the traditional business activities of the Company — the education field. This sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products as well as products manufactured by third parties to the training and educational markets in Israel and worldwide. In the third quarter of 2002, our e-learning activities were transferred to the education sector. The transfer was based on the strong connections between and the education sector the e – learning activity that utilizes the content developed by the education sector over the last 20 years.

The second sector includes the subsidiary Yaskawa Eshed Technology Ltd. (“YET”), which is engaged in the development and manufacture of motion control products for the industrial market.

The third sector manages new activities of the Company, and includes also the activities of our subsidiaries MemCall LLC and MemCall Ltd. (together, “MemCall”).

The Educational Sector

In April 2003 RoboGroup’s board of directors decided to change the management team of the educational sector. The new management team will consist of Mr. Rafael Aravot, RoboGroup’s CEO, and Messrs. Haim Schleifer and Noam Kra-Oz, co-general managers of RoboGroup, who will continue to perform their other duties as officers in the Company. The former co –manager Mr. Eldad Chereshnia will conclude his employment with the company in the next few months. The continued relationship and contribution to the Company of Mr. Moshe Turner, the former co-manager of the educational sector, is being mutually examined.

In December 2001, the Company signed an agreement to provide an e-learning training system in consideration of over US$ 4 million. The e-learning system that is being developed under this agreement includes content packages relating to the Company’s principal field of expertise in the development and production of technology training systems. The project is expected to be completed in the next few months. The Company is marketing e – learning systems for virtual study and combined study, which also includes hardware, based on such development.

RoboGroup T.E.K. Limited

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to its TrainNet activity, an interactive distance-learning product via satellite and Internet. Pursuant to the agreement, the Company acquired, among other things, proprietary rights to the software developed by TrainNet, the right to use the TrainNet name and production files and engineering documentation for the product. The Company regards this transaction as an additional step in the expansion of its activities in the growing field of distance learning and e-learning. The Company believes that the combination of the acquired TrainNet product and the products developed by the Company will provide its customers with unique solutions for distance learning. In the first quarter of 2003, the Company signed several contracts with regard to the TrainNet product.

YET

During the first quarter of 2003 YET delivered approximately $613 thousand of development services to Yaskawa Electronic Corporation (“YEC”). During the quarter YET sold approximately $ 28 thousand of the company products.

In mid 2001, the shareholders of YET reached an agreement whereby YET would start to develop new independent marketing channels for the sale of its products and develop products that will be sold under the YET brand name. In 2002 the basic development of the XtraDrive (Advanced Server Driver) was completed and YET continued with the advanced stages of the development of the XtraDrive, and its marketing and sales efforts.

In the first quarter of 2003, YET continued its marketing activities with the cooperation of YEC in Europe and the U.S. in order to establish a presence in these markets and entered into negotiations with European companies and U.S. companies in regard to private label agreements. During the first quarter of 2003 YET continued its efforts to market YEC’s products in Israel. Since YEC’s marketing system in Europe is undergoing fundamental changes, its progress in establishing marketing channels that is related to YEC has been delayed. In early 2003, YET began to seek independent distributors to market its products in Europe. In early 2003, it was made clear to YET that YEC would not distribute YET products in the U.S., and that YET will have to establish an independent marketing network there. Action on this matter has been started.

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The sum of the payment is determined annually by mutual consent. In January 2003, a service agreement was signed between RoboGroup and YET for 2003, under which YET will pay RoboGroup approximately NIS 0.9 million for services and management fees.

RoboGroup T.E.K. Limited

MemCall

MemCall is engaged in the development of a new search technology, which could potentially reduce the time for locating and retrieving data in computers and communications networks. The new technology is expected result in the development of electronic semiconductor chips.

During 2002 and the first quarter of 2003, MemCall continued its efforts to raise capital from outside sources. The depressed condition of the global networking market has significantly reduced MemCall’s market potential. In addition, the condition of the capital markets is still depressed, and MemCall’s management is therefore unable to estimate, when or under what conditions it will be able to raise capital for its operations.

In May 2002, RoboGroup’s Board of Directors approved an additional US$ 1 million investment in MemCall (in addition to an investment of US$2.5 million during 2001), subject to several milestones being met by the end of 2002. In January 2003, RoboGroup’s Board of Directors approved an additional investment of US$ 0.75 million, while examining the investment during the course of the period in accordance with MemCall’s progress toward the milestones that were determined. The additional financing pursuant to these two resolutions will be provided in accordance with MemCall’s letter of undertaking which provides, among other things, that the sum of the investment will be either repaid by MemCall on specified dates or, alternatively, converted into additional share capital in MemCall at RoboGroup’s discretion.

Accordingly, RoboGroup’s investment in MemCall is expected to total approximately US$ 4.25 million, of which US$ 2 million was invested in the form of share capital, and the balance in the form of a US$ 2.25 million convertible loan.

RoboGroup’s investment in MemCall in the first quarter of 2003 amounted to approximately NIS 2.1 million (US$ 0.45 million) net after deduction of the Chief Scientist’s contribution, as specified below. RoboGroup’s aggregate investment in MemCall, as of March 31, 2003, amounted to approximately US$ 3.75 million. All of the investments in MemCall are recorded by the Company as current expenses in the quarter in which they were made (with regard to R&D expenses, see Note 5 to the financial statements).

In addition to the above-mentioned resolution regarding the increase of investment in Memcall, RoboGroup’s Board of Directors approved the following resolutions in January 2003 with respect to the continued operation of MemCall: (a) To transfer MemCall’s headquarters to the State of California where the Company believes Memcall’s largest target market is located; (b) To change MemCall’s business model, while emphasizing strategic alliances with leading manufacturers/marketers in the global silicon market; (c) To appoint Mr. Bill Eichen, a California resident, as CEO and a director of MemCall; and (d) To implement a reorganization plan, which includes staff reductions. MemCall will continue to develop its technology and intellectual assets.

RoboGroup T.E.K. Limited

MemCall’s retiring CEO, Mr. Alon Shacham, will continue to contribute to the company as an outside consultant. In addition, Mr. Amnon Yacoby was appointed as Chairman of MemCall’s Board of Directors succeeding Mr. Rafael Aravot.

In the first quarter of 2003, MemCall asked and received the Chief Scientist of the Israeli Ministry of Industry and Trade (the “Chief Scientist”) approval for the extension of the period of the approved budget until the end of March 2003. The total approved budget amounted to NIS 8 million, of which the lowest between NIS 4 million or 50% out of the budget was given as a grant by the Chief Scientist. To date, MemCall has received NIS 3.6 million from the Chief Scientist. In April 2003 MemCall asked for a grant in a total amount of NIS 5 million, which is 50% out of a NIS 10 million budget for the period of April 2003 through March 2004, MemCall has not received a response to such request as yet.

Since the first quarter of 2003 MemCall has dedicated its main efforts to searching for potential strategic partners (manufacturers/marketers in the global silicon market). MemCall is conducting negotiations with several companies, which efforts have not resulted in an agreement until the date of this report.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company is leased to three outside tenants. During the first quarter of 2003, the Company recorded approximately US$ 161 thousand in rental payments from these tenants.

In the beginning of August 2003, a 780 square meter space in the building is expected to be vacated. The company is searching for a new tenant for the space, however due to the prevailing high vacancy rate a new tenant has not been found yet.

RoboGroup T.E.K. Limited

Exposure to and Management of Market Risks

a. Currency Risks

The majority of the Company’s products are exported, and as a result, the bulk of the Company’s income is received in foreign currency. As a result of the nature of its operations, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as of factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of its investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks and the Company is exposed to exchange rate fluctuations between various foreign currencies and the Israeli shekel.

b.	Interest and Index Risks

The Company does not enter into specific hedging contracts against this exposure due to changes of interest and index rates.

c. The Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the areas of interest and index and currency rates.

d. The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

RoboGroup T.E.K. Limited

e. Supervision and Application of Policy

The Company’s management and the finance committee of the Board of Directors constantly monitors the extent of the Company’s exposure to market risks, and determine if it is necessary to modify the Company’s risk management policy and, if necessary, adopt protective measures.

As of March 31, 2003 and December 31, 2002, the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in the first three months of 2003.

RoboGroup T.E.K. Limited

1. Linked Balances

NIS (K)
	March 31, 2003					December 31, 2002
Consolidated	In foreign currency NIS (K)(1)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non- monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)(1)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non- monetary items NIS (K)	Total NIS (K)

Assets:
Cash and cash equivalents	22,352	-	1,613	1,421	25,386	21,692	-	1,898	1,405	24,995
Short-term investments	-	-	126	-	126	-	76	426	-	502
Trade receivables	6,903	-	2,938	4,125	13,966	11,275	-	2,758	6,134	20,167
Other receivables and debit balances	1,161	-	2,108	349	3,618	147	-	2,164	269	2,580
Inventories	-	-	-	17,269	17,269	-	-	-	16,003	16,003
Investments in other companies	-	-	-	110	110	-	-	-	110	110
Fixed assets	-	-	-	41,064	41,064	-	-	-	41,156	41,156
Other assets	-	-	-	664	664	-	-	-	693	693
Deferred Taxes	-	-	-	774	774	-	-	-	780	780

	30,416	-	6,785	65,776	102,977	33,114	76	7,246	66,550	106,986

Liabilities:
Short-term bank credits	2,429	2,087	8,993	937	14,446	2,463	2,107	8,477	-	13,047
Trade payables	814	-	7,185	2,512	10,511	1,137	-	5,544	2,124	8,805
Other payables and credit balances	6,800	-	5,201	879	12,880	266	1,138	10,057	906	12,367
Long-term loans	13,116	7,075	-	-	20,191	13,966	7,469	-	-	21,434
	-	-
Liability for termination of employee/employer relationship, net	-	733	-	-	733	-	1,014			1,014

	23,159	9,895	21,379	4,328	58,761	17,831	11,727	24,077	3,030	56,667

Excess of assets (liabilities)	7,257	(9,895)	(14,594)	61,448	44,216	15,283	(11,651)	(16,832)	63,520	50,319

(1) The foreign currency balances are mainly in US Dollars.

There were no material changes in the report by linkage basis as at December 31, 2002 and the report as at March 31, 2003.

RoboGroup T.E.K. Limited

Backlog of Orders

The Company’s backlog of orders as at March 31, 2003 was as follows:

•	For the Company’s products and third-party produced products that are marketed by the Company: approximately NIS 15.4 million (approximately NIS 14.5 million at March 31, 2002).

2. The Financial Position of the Company

a.	As at March 31, 2003 the Company had assets of approximately NIS 103 million, compared to assets of approximately NIS 107 million at December 31, 2002. The principal reason for the decrease was a decline of approximately NIS 6.2 million in accounts receivables, which was offset in great measure by an approximately NIS 1.3 million increase in inventories and an approximately NIS 1 million increase in trade receivables.

b.	The Company’s equity was approximately NIS 44.2 million as of March 31, 2003, compared with approximately NIS 50.3 million as of December 31, 2002. The decrease in equity is a result of a loss of approximately NIS 5.9 million in the period.

3. Operating Results

The Company’s revenues for the first three months of 2003 amounted to approximately NIS 13.1 million, as compared to approximately NIS 15.3 million in the corresponding period last year. The NIS 2.2 million decrease in income in the first three months of 2003, as compared with the corresponding period of 2002, was primarily attributable to reduced sales by the educational sector.

The Company’s cost of revenues for the first three months of 2003 was approximately 61% of revenues, compared with approximately 60% in the corresponding period last year.

The Company’s operating expenses during the first three months of 2003 were approximately NIS 11 million as compared with approximately NIS 10.5 million in the corresponding period last year.

Research and development expenditures, net, for the first three months of 2003 were similar to that of the corresponding period last year.

Marketing and selling costs for the first three months of 2003 declined by approximately NIS 0.2 million, as compared with the corresponding period in the previous year, due primarily to lower marketing expenses in the educational sector.

General and administrative expenses for the first three months of 2003 increased by approximately NIS 0.7 million as compared with the corresponding period last year, due primarily to higher general and administrative expenses in the educational sector.

RoboGroup T.E.K. Limited

The Company incurred an operating loss of approximately NIS 5.9 million for the three months ended March 31, 2003 compared with an operating loss of approximately NIS 4.4 million in the corresponding period in 2002.

The Company has net financial expenses of approximately NIS 0.6 million in the first three months of 2003 compared with financial income of approximately NIS 0.7 million in the corresponding period last year. The financial loss in the first three months of 2003 was derived mainly from the linkage of monetary accounts to interest, index and foreign currency rates.

The Company’s other income in the first three months of 2003 amounted to approximately NIS 0.7 million compared with other income of approximately NIS 0.5 million in the corresponding period last year

The Company’s loss before taxes for the first three months of 2003 amounted to approximately NIS 5.8 million compared to a loss of approximately NIS 3.2 million in the corresponding period last year.

The Company’s loss before taxes for the first three months of 2003, excluding the approximately NIS 2.1 million investment in MemCall that was charged to expenses, amounted to approximately NIS 3.7 million.

The Company’s net loss for the first three months of 2003, amounted to approximately NIS 5.9 million compared to a net loss of approximately NIS 3.4 million in the corresponding period last year.

4. Liquidity

a.	The balance of cash, cash equivalents and securities portfolios at the Company’s disposal as at March 31, 2003 was approximately NIS 25.4 million as compared to approximately NIS 25 million at December 31, 2002.

b.	Cash flows from current operations

In the first three months of 2003 the Company had a negative cash flow from operations of approximately NIS 20 thousand compared to positive cash flow of approximately NIS 6.5 million in the corresponding period last year.

c.	Cash flows from investment operations

In the first three months of 2003 the Company had a deficit in cash flow from investment operations of approximately NIS 0.1 million as compared to a deficit of approximately NIS 0.4 million in the corresponding period last year.

d.	Cash flows from financing operations

In the first three months of 2003 the Company had a surplus in cash flow from financing operations of approximately NIS 0.6 million as compared to a surplusof approximately NIS 0.3 million in the corresponding period last year.The surplus was mainly due to an increase in repayment of long term loans in the amount of approximately NIS 0.9 million, which was offset by an increase in short term credit net from banking institutions in the amount of approximately NIS 1.5 million.

RoboGroup T.E.K. Limited

5. Sources of Financing

a.	The Company had positive working capital at March 31, 2003. The current ratio as at March 31, 2003 was 1.60 compared with 1.88 as at December 31, 2002. The quick ratio as at March 31, 2003 was 1.14 compared with 1.41 as at December 31, 2002. The decrease in the current ratio stems mainly from an increase in accounts payables and a decrease in accounts receivables.

b.	The Company’s shareholders’ equity as at March 31, 2003 was approximately NIS 44.2 million, representing approximately 43% of total balance sheet assets compared with NIS 50.3 million and 47% respectively as at December 31, 2002, and is used by the Company as its main source of financing.

c.	The average amount of credit granted to customers during the first three months of 2003 was approximately NIS 17.1 million and the average amount of credit received from suppliers and providers of services was approximately NIS 9.7 million compared with NIS 23.3 million and NIS 11.7 million respectively as at December 31, 2002.

d.	The average amount of short-term credit from banking institutions during the first three months of 2003 was approximately NIS 13.7 million compared with approximately NIS 24.2 million in the corresponding period last year

e.	The average amount of long-term credit from banking institutions during the first three months of 2003 was approximately NIS 20.8 million compared with approximately NIS 9.1 million in the corresponding period last year.

6. Option Plans for Employees, Directors and Interested Parties

6.1.	During the three months ended March 31, 2003, RoboGroup issued 4,000 ordinary shares of par value NIS 0.5 each of the Company, as a result of the exercise of 4,000 stock options. RoboGroup’s stock options were allotted on February 9, 1998 to a trustee on behalf of employees of the Company and its subsidiaries, and are exercisable in consideration for a cash payment in NIS equal to US$ 0.50 per option.

As of the date of this report, 62,200 stock options remained in the hands of the employees of RoboGroup and its subsidiaries that have not yet been exercised into RoboGroup shares. At this time, 42,600 stock options remain in the hands of RoboGroup and have not yet been issued to the employees of RoboGroup or its subsidiaries.

6.2.	On March 13, 2003, 773,500 options were allotted to the trustee for employees of the Company and its subsidiaries that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option. This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options are exercisable for 10 years, beginning January 1, 2003, and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance.

RoboGroup T.E.K. Limited

6.3.	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and holding of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of applicable laws.

7. Motion to Approve a Distribution

In November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The Company had sought approval to use up to NIS 2,140 thousands (approximately $450,000) in connection with a proposed buyback of its outstanding ordinary shares. On April 29, 2003, the Company received an approval from the district court of Tel-Aviv on its motion. Future purchases under this approval may be made from time to time based on the prevailing market prices.

8. External factors

The changes in the world economy and the terrorist attacks in the U.S. on September 11, 2001 impacted and continue to impact the stock prices on stock exchanges throughout the world and in the U.S. in particular and have also affected the stock prices of RoboGroup’s securities traded on the Tel Aviv Stock Exchange as well as on the Nasdaq Stock Market.

1.	The company’s business has been damaged from the affect of the SARS disease, which has spread in a few countries in South East Asia. Projects in several countries have been cancelled or postponed due to priority changes in the government investments and the lack of ability to visit customers and investors in the region.

RoboGroup T.E.K. Limited

2.	The continued slowdown of the world economy and the terrorist attacks in the U.S. on September 11, 2001, haveaffected the Company’s business in the following markets:

•	A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC, which continues to be YET’s principal customer, suffered a significant drop in the sales of these product lines. This has also affected YET’s business.

•	A substantial slowdown was observed in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall products and the significant decline in venture capital investments in new enterprises have had an adverse effect on MemCall.

•	In the global education market, institutional investments in educational infrastructure declined as a result of thelack of economic resources for institutional entities in general and for educational institutions in particular, due to the slowdown in the world economy on the one hand and the increasing investments in security and safety markets on the other hand. The decrease in financial resources available for the products of the education sector has brought about a reduction of its potential sales.

•	The security and economic situation in the State of Israel has had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad are hesitating to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

_______________________________ Rafael Aravot Chairman of the Board and CEO	_______________________________ Haim Schleifer Director and Joint General Manager

Date of approval of the financial statements: May 28, 2003

RoboGroup T.E.K. Limited

Balance Sheets

	March 31, 2003 US$ (K) * (Unaudited)	March 31, 2003 NIS (K) (Unaudited)	March 31, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)
Current assets
Cash and cash equivalents	5,416	25,386	17,953	24,995
Short term investments	27	126	2,087	502
Trade receivables	2,980	13,966	21,174	20,167
Receivables and debit balances	772	3,618	3,057	2,580
Inventories	3,684	17,269	19,129	16,003

	12,879	60,365	63,400	64,247

Investments and long term balances
Investments in other companies	23	110	110	110

Fixed assets, net	8,762	41,064	40,846	41,156
Other Assents	142	664	423	693
Deferred Taxes	165	774	803	780

	21,971	102,977	105,582	106,986

Current liabilities
Credit from banks	3,083	14,446	24,528	13,047
Trade payables	2,243	10,511	12,173	8,805
Payables and credit balances	2,748	12,880	13,734	12,367

	8,074	37,837	50,435	34,219
Long term liabilities
Loans from banks	4,307	20,191	8,830	21,434
Liability for termination of
employee/employer relationship, net	157	733	1,970	1,014

	4,464	20,924	10,800	22,448
Shareholders' equity
Share capital	2,497	11,703	11,701	11,701
Capital funds and capital surplus	9,718	45,550	46,608	45,787
Accumulated deficit	(2,562)	(12,007)	(12,932)	(6,139)
Shares purchased at cost	(220)	(1,030)	(1,030)	(1,030)

	9,433	44,216	44,347	50,319

	21,971	102,977	105,582	106,986

*Convenience Translation into US Dollars

_________________________ Rafael Aravot Chairman of the Board and CEO	_________________________ Haim Schleifer Director and Joint General Manager	_________________________ Hanan Eibushitz Chief Financial Officer

Date of approval of financial statement: May 28, 2003

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Operations

(Adjusted NIS in thousands, except share data)

	Three months ended			Year ended
	March 31,2003 US$ (K) * (Unaudited)	March 31, 2003 NIS (K) (Unaudited)	March 31, 2002 NIS (K) (Unaudited)	Dec. 31, 2002 NIS (K) (Audited)
Revenues	2,790	13,075	**15,319	88,501
Costs of revenues	1,700	7,968	**9,159	42,538

Gross profit	1,090	5,107	6,160	45,963

Operating expenses
Research and development expenses, net	807	3,782	3,813	13,102

Marketing and selling expenses	717	3,359	3,522	14,627
Administrative and general expenses	829	3,885	3,197	14,001

	2,353	11,026	10,532	41,730

Operating income (loss)	(1,263)	(5,919)	(4,372)	4,233

Financial income (expense), net	(137)	(643)	714	(1,440)
Other income, net	156	731	450	1,685

Income (loss) before taxes on	(1,244)	(5,831)	(3,208)	4,478

Taxes on income	8	37	186	1,079

Net income (loss)	(1,252)	(5,868)	(3.394)	3,399

Income (loss) per share	(0.12)	(0.55)	(0.32)	0.32

Number of shares used in the
calculation of income (loss)
per share	10,730,831	10,730,831	10,729,831	10,730,831

*Convenience Translation into US Dollars.

**Restated

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity

(Adjusted NIS in thousands, March 2003)

	Number of shares	Share capital NIS (K)	Capital surplus NIS (K)	Capital funds NIS (K)	Treasury shares NIS (K)	Accumulated deficit NIS (K)	Total NIS (K)
For the three months period ended March 31, 2003 - unaudited
Balance at Jan. 1, 2003	10,730,831	11,701	43,342	2,445	(1,030)	(6,139)	50,319
Exercise of options	4,000	2	-	-	-	-	2
Adjustments on
translation of
financial statement
of an autonomous	-	-	-	(237)	-	-	(237)
consolidated company
Net loss	-	-	-	-	-	(5,868)	(5,868)

Balance at
March 31, 2003	10,734,831	11,703	43,342	2,208	(1,030)	(12,007)	44,216

For three months ended March 31, 2002 - unaudited
Balance at Jan. 1,2002	10,727,831	11,700	43,338	2,322	(1,030)	(9,538)	46,792
Exercise of options	2,000	1	4	-	-	-	5
Adjustments on
translation of
financial statement
of an autonomous	-	-	-	944	-	-	944
consolidated company
Net loss	-	-	-	-	-	(3,394)	(3,394)

Balance at
March 31, 2002	10,729,831	11,701	43,342	3,266	(1,030)	(12,932)	44,347

For year ended December 31, 2002 - audited
Balance at Jan. 1, 2002	10,727,831	11,700	43,338	2,322	(1,030)	(9,538)	46,792
Exercise of options	3,000	1	4	-	-	-	5
Adjustments on
translation of
financial statement
of an autonomous	-	-	-	123	-	-	123
consolidated company
Net income	-	-	-	-	-	3,399	3,399

Balance at Dec. 31, 2002	10,730,831	11,701	43,342	2,445	(1,030)	(6,139)	50,319

** Restated

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows

(Adjusted NIS in thousands, March 2003)

	Three months ended			Year ended
	March 31,2003 US$ (K) * (Unaudited)	March 31,2003 NIS (K) (Unaudited)	March 31, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)
Cash flows from current operating activities

Net income (loss)	(1,252)	(5,868)	(3,394)	3,399
Adjustments to reconcile cash flows from operations
(Appendix A):	1,248	5,848	9,884	10,348

Net cash derived from (applied to) operating
activities	(4)	(20)	6,490	13,747

Cash flows from investment operations
Acquisition of an operation
(Appendix c)	-	-	-	(622)
Acquisition of fixed assets	(83)	(389)	(458)	(2,230)
Proceeds from sale of fixed assets	3	13	17	567
Sale of short-term investments	54	254	-	1,517

Net cash flow applied to investment operations	(26)	(122)	(441)	(768)

Cash flows from financing activities
Increase (decrease) in short term
bank credits, net	319	1,496	624	(351)
Receipt (repayment) of long term
loans	(201)	(940)	(353)	786
Exercise of options by employees	-	2	5	4

Net cash derived (applied to) from financing
activities	118	558	276	439
Adjustments on translation of
financial statement of an autonomous
subsidiary	(5)	(25)	52	-

Increase (decrease) in cash and cash equivalents	83	391	6,377	13,418

Cash and cash equivalents at the
beginning of the period	5,333	24,995	11,576	11,577

Cash and cash equivalents at the end
of the period	5,416	25,386	17,953	24,995

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows – (cont.)

(Adjusted NIS in thousands, March 2003)

Appendix A:
Adjustments to reconcile cash flows from operations.

	Three months ended			Year ended
	March 31,2003 US$ (K) * (Unaudited)	March 31,2003 NIS (K) (Unaudited)	March 31, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)
Income and expenses not involving cash
flow

Depreciation and amortization	135	632	719	2,758
Increase (decrease) in liability for
termination of employee/employer
relationship, net	(60)	(281)	476	(480)
Write up (down) of long term loans	(85)	(400)	(266)	692
Decrease (increase) in value of
securities	26	122	100	170
Decrease (increase) in deferred taxes
receivable	1	6	(66)	(18)
Other	(42)	(195)	-	93

	(25)	(116)	963	3,215

Changes in assets and liabilities
Decrease (increase) in accounts receivable	1,299	6,091	4,583	5,357
Decrease (increase) in other receivables and
debit balances	(236)	(1,108)	1,266	1,706
Decrease (increase) in inventories	(311)	(1,460)	(901)	699
Decrease (increase) in trade payables	364	1,706	925	(2,454)
Increase in other payables and credit
balances	157	735	3,048	1,825

	1,273	5,964	8,921	7,133

	1,248	5,848	9,884	10,348

Appendix B: Non-monetary events

Conversion of loans from short-term to
long-term	-	-	-	13,478

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows – (cont.)

(Adjusted NIS in thousands, March 2003)

Appendix C: Activities Acquisition

Year ended December 31
2002 NIS (K)
Working capital net	(287)
Other assets	(335)

(622)

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements

Note 1: General

(a)	The accompanying financial statements were prepared as of March 31, 2003 and for the three-months period then ended. These financial statements should be read in conjunction with the Company’s annual audited financial statements as of December 31, 2002 and for the year then ended, together with the notes thereto.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

Note 2: Principal Accounting Policies

(I)	The significant accounting policies have been applied on a consistent basis with the annual audited financial statements of the previous year (December 31, 2002).

(II)	The financial statements, including the comparison sums, have been prepared according to the historical cost convention, adjusted for changes in the purchasing power of the currency, on the basis of changes in the Consumer Price Index (“CPI”). In the three month period ended March 31, 2003, the CPI increased by approximately 0.8%. In the year ended December 31, 2002, the CPI increased by 6.5%.

(III)	The adjusted financial statements at March 31, 2003 and for the three month period then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US dollar/New Israeli shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS 4.687.

RoboGroup T.E.K. Limited

Note 3: Financial Information in Regard to Business Segments

(a)	As of the March 31, 2003, RoboGroup’s leasing activities are presented in Segment A. (The results of the RoboGroup’s leasing activities in the Company’s annual financial statements as of December 31, 2002 were presented in Segment D).

(b)	There was no material change in the assetsof the Company’s business segments.

(c)	Details:

	Three months ended March 31, 2003
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to external
customers	11,570	1,505	-	-	13,075
Inter segment
revenues	(790)	(125)	-	-	(915)

	12,360	1,630	-	-	13,990

Segment loss	(3,605)	(726)	(1,537)	-	(5,868)

	Three months ended March 31, 2003
	U.S.$ (K) *
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to external
customers	2,469	321	-	-	2,790
Inter segment
revenues	(169)	(27)	-	-	(196)

	2,638	348	-	-	2,986

Segment loss	(769)	(155)	(328)	-	(1,252)

	Three months ended March 31, 2002
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to external
customers	14,633	1,500	-	(815)	15,319
Inter segment
revenues	(593)	(44)	-	-	(637)

	15,226	1,544	-	(815)	15,956

Segment loss	(1,149)	(4)	(2,241)	-	(3,394)

*Convenience Translation into US Dollars

RoboGroup T.E.K. Limited

Note 4: R & D Expenses

The following research and development expenses include investments in the development of MemCall’s new technology:

For the three month period ended March 31, 2003 For the three month period ended March 31, 2002 For the year ended December 31, 2002	- - -	Approximately NIS 1.6 million Approximately NIS 2.2 million Approximately NIS 7.7 million

Note 5: Contingent Liabilities

1.	The company filed a lawsuit against a former agent in the amount of approximately NIS 60 thousand. The agent filed a counter claim against the Company and a business partner for sales commissions of approximately NIS 280 thousand. The company has rejected the counter claim and filed its defense. The Company believes that this litigation will not have a material impact on its financial results.

2.	A claim was filed against the Company by a subcontractor of a former included company in the Labor Court for payment of approximately NIS 320 thousand for an alleged debt of the Company to the plaintiff.

Note 6: Share capital

1.	Motion to Approve a Distribution

In November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The Company had sought approval to use up to NIS 2,140 thousands (approximately $450,000) in connection with a proposed buyback of its outstanding ordinary shares. On April 29, 2003, the Company received an approval from the district court of Tel-Aviv on its motion. Future purchases under this approval may be made from time to time based on the prevailing market prices.

2.	Option Plans for Employees, Directors and Interested Parties

(a).	On March 13, 2003, 773,500 options were allotted to the trustee for employees of the Company and its subsidiaries that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option. This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options are exercisable for 10 years, beginning January 1, 2003, and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance.

(b).	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and holding of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of applicable laws.